Exhibit 99.1

SINGAPORE (May 8, 2023) - Karooooo Limited (“Karooooo”) reported robust results for the fourth quarter (“Q4 2023”), ended February 28, 2023. Karooooo owns 100% of Cartrack, 100% of Carzuka and 70.1% of Karooooo Logistics1, (collectively, “the group”).

These robust results extend the group’s track record of growth at scale, profitability and cash generation to over a decade. Achieved in varying macro-economic environments, the group’s success is thanks to an entrepreneurial, innovative, agile and customer-centric culture. This allows us to build strong relationships and provide for the unique needs of diverse customers, as they digitalize their operations for competitive advantage in dynamic and challenging operating environments.

Our proven and profitable business model, compelling competitive differentiators and strong financial position give us multiple levers for expansion. We remain confident that our track record of success, specifically our ability to continue generating healthy cash flows, is sustainable.

In Q4 2023 and for the full year (“FY 2023”), Karooooo’s total revenue grew 24% to ZAR916 million (Q4 2022: ZAR742 million) and 28% to ZAR3,507 million (FY 2022: ZAR2,746 million), respectively.2 Subscription revenue grew 18% in Q4 2023 to ZAR794 million (Q4 2022: ZAR671 million) and 17% to ZAR3,010 million (FY 2022: ZAR2,568 million).

Our prudent and strategic investment in growth benefitted earnings per share, up 51% to ZAR4.70 for Q4 2023 (Q4 2022: ZAR3.11) and up 27% to ZAR19.29 for FY 2023 (FY 2022: ZAR15.24).

Record free cash flow bolstered our strong and unleveraged balance sheet. Free cash flow for FY 2023 rose 44% to ZAR547 million (FY 2022: ZAR379 million). Net cash and cash equivalents at the end of February 2023 were 35% higher at ZAR966 million (Q4 2022: ZAR718 million).

This strong cash generation drove up net cash and cash equivalents and supported cash outflows both to reward shareholders and invest for future growth. A dividend of USD18.6 million was paid in September 2022. A cash investment of ZAR50 million was made in working capital for Carzuka, and ZAR72 million to develop our South African central office in Rosebank, Johannesburg.

Our robust earnings, free cash flow generation, strong and unleveraged balance sheet will enable the group to pay shareholders a record cash dividend of USD 26.3 million (USD0.85 per share) in July 2023.

The group has significant opportunity to drive growth. The significant short- and long-term benefits our customers derive from our platform make them more competitive in their diverse industries, and we continue to enhance the power of our platform through innovative digital solutions.

Karooooo’s leading Operations Cloud powers the digital transformation of over 105,000 commercial customers, which represents impressive growth from over 88,000 customers a year ago. We have shown a high rate of successful implementation and 95% commercial customer retention across businesses of varying sizes in diverse geographical markets and industries, including logistics, field-service-maintenance, transport, finance, mining, agriculture, and emergency services.

Our unified, enterprise-grade platform digitalizes critical elements of our customers’ day-to-day operations, supporting effective controls and workflows. It brings together different users and workflows across business operations, eliminating inefficient processes and supporting better strategic decision-making and operational execution. It collects and contextualizes over 125 billion data points per month through system integrations, workforce tools and advanced telemetry, and video-based Internet of Things (“IoT”) devices. This turns complex analytics into business intelligence, empowering customers with meaningful insights and providing practical and easy-to-use tools that simplify day-to-day decision-making and deliver real business impact.

[1]	Following the consolidation of platforms, Picup was re-named Karooooo Logistics.
[2]	Unless otherwise stated, percentage changes are as compared to the same period or date in the previous fiscal year.

Value benefits that create market demand for our offering include:

●	Reduced fuel, maintenance and all other fleet and mobility related costs

●	Increased driver and in-field service worker productivity

●	Increased efficiencies and controls in supply chain management

●	Increased driver and worksite security and safety

●	Leaner back-office teams (automated data entries and reporting)

●	Better customer service (accurate billing, high quality service delivery, quicker query response times etc.)

●	Robust risk management and regulatory compliance

●	Improved Environmental, Social and Governance (“ESG”) management and reporting

Assessing the Q4 2023 results, Zak Calisto, CEO and Founder, said: “The financial year has been more challenging than we expected. However, we met our expectations for Cartrack, despite the difficult operating conditions, achieving strong subscription revenue growth and robust margin expansion in both gross profit and operating profit. As we continue to drive growth at scale, the effectiveness of our platform in helping a large variety of customers to digitalize and optimize their operations will enable us to maintain minimal customer and industry concentration risk.”

Fourth Quarter 2023 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q4 2022, unless otherwise stated.)

SCALE

●	1,717,077 Cartrack subscribers at February 28, 2023, up 13% (Q4 2022: 1,525,972)

●	Net Cartrack subscriber additions of 38,471, down 31% (Q4 2022: 55,587)

We faced challenging trading conditions in South Africa predominately due to unprecedented national power outages in Q4 2023. However, net subscriber additions (connected vehicles and equipment on our platform) in Q1 2024 are in line with our expectations, with demand coming from both small and large enterprises.

GROWTH

●	Total revenue increased 24% to ZAR916 million (Q4 2022: ZAR742 million)

●	Total revenue increased 22% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 18% to ZAR794 million (Q4 2022: ZAR671 million)

●	Subscription revenue increased 16% on a constant currency basis (a non-IFRS measure)

Fourth Quarter 2023 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended February 28,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %
Subscription revenue	792,707	669,687	18%	-	-	-	1,763	1,028	71%	794,470	670,715	18%
Other revenue[2]	3,649	16,220	(78%)	-	-	-	-	-	-	3,649	16,220	(78%)
Vehicle sales	-	-	-	63,734	32,163	98%	-	-	-	63,734	32,163	98%
Delivery service	-	-	-	-	-	-	54,502	22,551	142%	54,502	22,551	142%
Revenue	796,356	685,907	16%	63,734	32,163	98%	56,265	23,579	139%	916,355	741,649	24%
Cost of Sales	(227,971)	(237,343)	(4%)	(57,642)	(28,536)	102%	(40,536)	(17,419)	133%	(326,149)	(283,298)	15%
Gross Profit	568,385	448,564	27%	6,092	3,627	68%	15,729	6,160	155%	590,206	458,351	29%
Gross Profit Margin	71%	65%		10%	11%		28%	26%		64%	62%
Operating Profit/(loss)	247,615	154,231	61%	(12,646)	(3,749)	237%	2,196	(1,881)	217%	237,165	148,601	60%
Operating Profit Margin	31%	22%		(20%)	(12%)		4%	(8%)		26%	20%
Adjusted EBITDA (a non-IFRS measure)	371,311	303,070	23%	(11,745)	(3,689)	218%	2,636	(1,825)	244%	362,202	297,556	22%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	44%		(18%)	(11%)		5%	(8%)		40%	40%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo grew revenue by 24% to ZAR916 million, and subscription revenue by 18% to ZAR794 million in Q4 2023.

Cartrack generated revenue of ZAR796 million in Q4 2023 (Q4 2022: ZAR686 million). Subscription revenue of ZAR793 million (Q4 2022: ZAR670 million) equated to 99.5% of total revenue.

Carzuka generated revenue of ZAR64 million in Q4 2023 (Q4 2022: ZAR32 million), up 98%. This growth is welcome justification of our belief in the sustainability of its agile, data-enhanced and highly scalable business model. It is also a testament to Karooooo’s customer-centric innovation in solving unique mobility needs.

Karooooo Logistics delivered significant revenue growth to ZAR56 million in Q4 2023 (Q4 2022: ZAR24 million), up 139%. Karooooo Logistics focuses on delivery-as-a-service (“DaaS”) through selected third-party crowd sourced drivers and logistics companies, and charges per delivery. The business model has been highly scalable and is delivering solid growth.

Further enhancing the logistics capabilities of our customers, we are integrating Karooooo Logistics’ technology stack into the Cartrack platform. Cartrack’s customers will be able to manage their logistics capacity with ease, using Cartrack’s API architecture to augment their fleet capacity. The Karooooo Logistics stack will be offered to Cartrack customers on a subscription-based model and is expected to deliver a long-term revenue stream to the group.

Operating Expenses

	Three Months Ended February 28,
Figures in Rand Thousands	2023	2022	Y-o-Y %
Karooooo’s Operating Expenses	354,860	309,774	15%
- Cartrack	322,501	294,430	10%
- Carzuka	18,738	7,376	154%
- Karooooo Logistics	13,621	7,968	71%

Karooooo’s operating expenses increased 15% to ZAR355 million in Q4 2023 (Q4 2022: ZAR310 million).

The majority, ZAR323 million, was attributable to Cartrack (Q4 2022: ZAR294 million). This comprised prudent investment in sales headcount for territorial expansion and growth. We continue to invest cautiously in brand building and infrastructure to scale Carzuka and Karooooo Logistics, respectively incurring ZAR19 million and ZAR14 million of total operating expenses.

Cartrack’s sales and marketing operating expenses increased 31% to ZAR100 million in Q4 2023 (Q4 2022: ZAR76 million). We believe this investment in customer acquisition positions us well for the long term.

Cartrack’s general and administration operating expenses increased 8% to ZAR166 million in Q4 2023 (Q4 2022: ZAR154 million). This reflects our ability to contain spending and drive operational efficiencies and margin expansion.

Cartrack’s R&D operating expenses increased 7% to ZAR43 million in Q4 2023 (Q4 2022: ZAR40 million). We are focused on driving substantial benefit from our R&D allocation.

In this quarter, Cartrack provided for expected credit losses of ZAR14 million (Q4 2022: ZAR25 million).

The trend in Cartrack’s expenses as a relative proportion of subscription revenue accords with Karooooo’s long-term financial goals, and reflects our investment in growth.

●	Sales and marketing expenses as a percentage of subscription revenue increased to 13% (Q4 2022: 11%)

●	General and administration expenses as a percentage of subscription revenue decreased to 21% (Q4 2022: 23%)

●	R&D expenses as a percentage of subscription revenue decreased to 5% (Q4 2022: 6%)

Operating Profit and Earnings per share

Karooooo drove operating profit up by 60% to ZAR237 million in Q4 2023 (Q4 2022: ZAR149 million), and earnings per share up 51% to ZAR4.70 in Q4 2023 (Q4 2022: ZAR3.11).

Strong subscription revenue growth despite challenging operating conditions in South Africa, and our investment in growth saw Cartrack deliver operating profit of ZAR248 million, up 61%, in Q4 2023 (Q4 2022: ZAR154 million). Gross profit expanded to 71% (Q4 2022: 65%), with a healthy operating profit margin of 31% (Q4 2022: 22%). This was achieved despite Cartrack expensing a larger proportion of the Costs of Acquiring a Subscriber, up 1% to ZAR2,148 (Q4 2022: ZAR2,118). Of the total Costs of Acquiring a Subscriber, ZAR943 was expensed (Q4 2022: ZAR711) and the balance capitalized.

Carzuka’s operating loss increased to ZAR13 million in Q4 2023 (Q4 2022: ZAR4 million operating loss), due to our investment in infrastructure and brand building. We continue to exercise caution and pragmatism as we invest to grow this business. We consider this an asset-light investment given the returns we expect once Carzuka exceedes ZAR300 million in quarterly revenues.

Karooooo Logistics delivered an operating profit of ZAR2 million in Q4 2023 (Q4 2022: ZAR2 million operating loss).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the period increased 22% to ZAR362 million (Q4 2022: ZAR298 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) for the period increased 23% to ZAR371 million (Q4 2022: ZAR303 million). Cartrack’s Adjusted EBITDA margin (a non-IFRS measure) expanded to 47% (Q4 2022: 44%).

Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a loss of ZAR12 million (Q4 2022: ZAR4 million loss). Management is focused on organic growth with prudent and strategic capital allocation.

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR3 million (Q4 2022: ZAR2 million Adjusted EBITDA loss).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Full Year 2023 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to FY 2022, unless otherwise stated.)

SCALE

●	1,717,077 Cartrack subscribers at February 28, 2023, up 13% (FY 2022: 1,525,972)

●	Net Cartrack subscriber additions of 191,105, down 13% (FY 2022: 219,972)

We faced challenging trading conditions in South Africa in Q1 and Q4 2023. However, we are seeing strong net subscriber additions in Q1 2024, as businesses seek to digitally transform to become more efficient and competitive, and improve their compliance functions.

GROWTH

●	Total revenue increased 28% to ZAR3,507 million (FY 2022: ZAR2,746 million)

●	Total revenue increased 27% on a constant currency basis (a non-IFRS measure)

●	Subscription revenue increased 17% to ZAR3,010 million (FY 2022: ZAR2,568 million)

●	Subscription revenue increased 16% on a constant currency basis (a non-IFRS measure)

Full Year 2023 Financial Overview

Supplemental Financial Information and Business Metrics

	Year Ended February 28,
	Cartrack			Carzuka			Karooooo Logistics[1]			Karooooo Consolidated
Figures in Rand Thousands	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %	2023	2022	Y-o-Y %
Subscription revenue	3,003,931	2,565,745	17%	-	-	-	6,141	2,420	154%	3,010,072	2,568,165	17%
Other revenue[2]	72,709	71,055	2%	-	-	-	-	-	-	72,709	71,055	2%
Vehicle sales	-	-	-	250,845	67,310	273%	-	-	-	250,845	67,310	273%
Delivery service	-	-	-	-	-	-	173,441	39,621	338%	173,441	39,621	338%
Revenue	3,076,640	2,636,800	17%	250,845	67,310	273%	179,582	42,041	327%	3,507,067	2,746,151	28%
Cost of Sales	(875,068)	(832,197)	5%	(226,697)	(59,213)	283%	(132,907)	(31,151)	327%	(1,234,672)	(922,561)	34%
Gross Profit	2,201,572	1,804,603	22%	24,148	8,097	198%	46,675	10,890	329%	2,272,395	1,823,590	25%
Gross Profit Margin	72%	68%		10%	12%		26%	26%		65%	66%
Operating Profit/(loss)	914,981	715,336	28%	(37,813)	(13,302)	184%	4,747	(2,909)	263%	881,915	699,125	26%
Operating Profit Margin	30%	27%		(15%)	(20%)		3%	(7%)		25%	25%
Adjusted EBITDA (a non-IFRS measure)	1,456,217	1,227,798	19%	(35,680)	(13,205)	170%	6,307	(2,808)	325%	1,426,844	1,211,785	18%
Adjusted EBITDA Margin (a non-IFRS measure)	47%	47%		(14%)	(20%)		4%	(7%)		41%	44%

1.	Karooooo acquired 70.1% of Picup in September 2021, subsequently re-named as Karooooo Logistics.

2.	Other revenue is non-subscription-based revenue and relates predominantly to the sale of telematics devices to a large enterprise customer opting for a non-bundled contract. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue rose by 28% to ZAR3,507 million and subscription revenue by 17% to ZAR3,010 million in FY 2023.

Cartrack grew revenue by 17% to ZAR3,077 million in FY 2023 (FY 2022: ZAR2,637 million), of which ZAR3,004 million was subscription revenue (FY 2022: ZAR2,566 million). Subscription revenue increased 17% year-on-year, comprising 98% of total revenue for FY 2023 (FY 2022: 97%).

As planned, Carzuka and Karooooo Logistics continue to scale and bolster Karooooo’s revenue growth.

Carzuka drove revenue up 273% to ZAR251 million in FY 2023 (FY 2022: ZAR67 million)

Karooooo Logistics (trading as Picup in South Africa) generated significant revenue growth of ZAR180 million in FY 2023 (FY 2022: ZAR42 million), up 327%.

Operating Expenses

	Year Ended February 28,
Figures in Rand Thousands	2023	2022	Y-o-Y %
Karooooo’s Operating Expenses	1,400,308	1,126,306	24%
- Cartrack	1,296,147	1,091,090	19%
- Carzuka	61,961	21,399	190%
- Karooooo Logistics	42,200	13,817	205%

Karooooo’s operating expenses increased 24% to ZAR1,400 million in FY 2023 (FY 2022: ZAR1,126 million).

The majority, ZAR1,296 million, was attributable to Cartrack (FY 2022: ZAR1,091 million), comprising prudent investment in infrastructure and headcount for territorial expansion. We continue to invest in brand building and infrastructure in Carzuka and Karooooo Logistics, which incurred ZAR62 million and ZAR42 million, respectively, of the group’s total operating expenses.

Cartrack’s sales and marketing expenses increased 23% to ZAR395 million in FY 2023 (FY 2022: ZAR322 million). We expect to see future benefit in customer acquisition from this investment in growth.

Cartrack’s general and administration operating expenses were 20% higher at ZAR646 million (FY 2022: ZAR540 million). This reflects our investment in infrastructure to meet our growth plans. General and administration operating expenses were predominantly impacted by ZAR12 million in foreign exchange losses as a result of volatile exchange rates and an increase of ZAR90 million in salaries.

Cartrack’s R&D operating expenses were 18% higher at ZAR167 million (FY 2022: ZAR141 million). Our planned investment in improving, enriching and expanding our Operations Cloud and internal management systems is focused on enhancing our value proposition to our customers.

Cartrack provided for expected credit losses of ZAR87 million (FY 2022: ZAR88 million), with expected credit losses for the year at 2.8% of revenue (FY 2022: 3.4%).

Operating Profit and Earnings per share

Karooooo grew operating profit by 26% to ZAR882 million (FY 2022: ZAR699 million) and earnings per share by 27% to ZAR19.29 in FY 2023 (FY 2022: ZAR15.24). The dividend paid from our subsidiaries bolstered the group’s retained earnings as a stand-alone entity but resulted in dividend withholding taxes of ZAR27 million, which negatively impacted earnings per share. A dividend of 85 U.S. cents per share will be paid to shareholders from retained earnings in July 2023.

Cartrack delivered operating profit of ZAR915 million, up 28%, in FY 2023 (FY 2022: ZAR715 million). It expanded its gross profit margin to 72% (FY 2022: 68%) and its operating profit margin to 30% (FY 2022: 27%).

Carzuka’s operating loss was ZAR38 million in FY 2023 (FY 2022: ZAR13 million) operating loss.

Karooooo Logistics delivered an operating profit of ZAR5 million in FY 2023 (FY 2022: ZAR3 million operating loss).

Adjusted EBITDA and Adjusted EBITDA margin

Karooooo’s Adjusted EBITDA (a non-IFRS measure) for the year increased 18% to ZAR1,427 million (FY 2022: ZAR1,212 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 19% to ZAR1,456 million (FY 2022: ZAR1,228 million). In line with Karooooo’s planned investment for future growth and management’s guidance for 2023, Cartrack’s year to date Adjusted EBITDA margin (a non-IFRS measure) is 47%.

Due to our investment in expansion, Carzuka’s Adjusted EBITDA (a non-IFRS measure) amounted to a loss of ZAR36 million (FY 2022: ZAR13 million loss). Our focus here is on driving organic growth, with prudent and strategic capital allocation.

Karooooo Logistics’ Adjusted EBITDA (a non-IFRS measure) was ZAR6 million (FY 2022: ZAR3 million Adjusted EBITDA loss).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

Our mission is to be a leading on-the-ground Operations Cloud service provider.

We believe Karooooo is well positioned for growth. We operate in a growing and largely underpenetrated market, with strong demand from customers across diverse industries.

Our proven, robust and consistently profitable business model, underpinned by a strong balance sheet and healthy cash position, gives us multiple levers for expansion. We expect our investment in marketing and sales, and the realization of economies of scale across our business segments, to generate robust results in the future.

We remain confident that our track record of success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

With Cartrack’s revenue making up the majority of group revenue, and Carzuka and Karooooo Logistics being built for scale, the outlook below relates to Cartrack only.

As described above, in Q4 FY 2023 Cartrack expensed a larger proportion of the Costs of Acquiring a Subscriber. Of the total Costs of Acquiring a Subscriber, amounting to ZAR2,148, we capitalized 56%, versus ZAR2,118 in Q4 FY 2022 of which 66% was capitalized. While this has no impact on Free Cash Flow, it affects adjusted EBITDA. We expect to continue this trend and have therefore opted to provide operating profit guidance.

Our guidance for FY 2024 is:

●	Number of subscribers between 1,900,000 and 2,100,000

●	Subscription revenue between ZAR3,400 million and ZAR3,600 million

●	Cartrack’s Operating Profit margin between 28% and 31%

Balance Sheet, Liquidity and Cash Flow

Our capital allocation approach supports Karooooo’s strong growth at scale, profitability and high cash-generation. Given our balanced capital structure and healthy operating profit margins, we have ample runway to accelerate our revenue growth while remaining profitable.

As of February 28, 2023, the increase in Karooooo’s property, plant and equipment is primarily as a result of an increase in-vehicle capitalized telematic devices by ZAR105 million to ZAR876 million (February 28, 2022: ZAR771 million) and the development cost of ZAR72 million in the new South African central office in Rosebank, Johannesburg (February 28, 2022: ZAR4 million). Karooooo’s property, plant and equipment of uninstalled telematic devices for future sales was ZAR307 million (February 28, 2022: ZAR312 million).

Overall, trade receivables increased in line with increased revenue, with debtor’s collection days improving to 31 days (February 28, 2022: 34 days).

The group’s capital allocation committee has adopted a cash management policy whereby Karooooo’s excess cash reserves on hand will be held in US Dollars. This will be translated into ZAR for reporting purposes.

Cash and cash equivalents at February 28, 2023

Karooooo reported a strong net cash and cash equivalents balance of ZAR966 million at February 28, 2023 (February 28, 2022: ZAR718 million).

At February 28, 2023, the group had bank facilities for growth initiatives and other general corporate purposes of ZAR925 million with The Standard Bank of South Africa Limited and ZAR75 million with Capitec Bank Limited.

Free Cash Flow (a non-IFRS measure)

Karooooo generated record cash from operating activities of ZAR1,127 million for the year ended February 28, 2023 (February 2022: ZAR932 million). Similarly, the group generated record Free Cash Flow (a non-IFRS measure) of ZAR547 million for the period, compared to ZAR379 million a year before.

This result was achieved notwithstanding the group’s strategic investment in expansion, brand building and customer acquisition for long-term, sustainable growth.

Share Capital and Reserves

Karooooo has 30,951,106 ordinary shares issued with paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares bought by Karooooo.

Geographical Overview for Cartrack for Fourth Quarter 2023

South Africa

Cartrack’s number of subscribers in this region increased 11% to 1,314,902 by February 28, 2023 (February 28, 2022: 1,185,528). Subscription revenue growth remained robust at 15%.

The South African economy remains under significant strain predominately due to electricity outages. We are acutely focused on maintaining our strong unit economics despite higher distribution costs. Given that we seek to pass on additional benefits to our customers as we achieve economies of scale and our rich data pool gains value, we believe we will continue to see strong customer demand for our value proposition. The net subscriber additions we are seeing in Q1 FY 2024 give us confidence in this assertion.

We believe we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific, Middle East and United States

Cartrack’s number of subscribers in this region increased 28% to 185,147 by February 28, 2023 (February 28, 2022: 145,143). This translates to 40% growth in subscription revenue and 28% on a constant currency basis (a non-IFRS measure) in Q4 2023.

Considering that Southeast Asian economies only began to open up towards the end of Q1 2023, we are pleased with the traction gained in this region. As the second largest contributor to group revenue, Southeast Asia presents the group’s most compelling growth opportunity in the medium to long term.

With our scalable business model, internationally recognized brand and track record as a technology partner able to localize and adapt to specific market nuances, we believe our value proposition will continue finding favor in this region. As such, we believe this region should deliver sustainable income to the group.

The group’s office in the United States yields key insights that contribute to Cartrack’s competitiveness.

Europe

Cartrack’s number of subscribers in this region increased 13% to 143,878 by February 28, 2023 (February 28, 2022: 127,336). This translates to 16% growth in subscription revenue and 12% on a constant currency basis (a non-IFRS measure) in Q4 2023.

Karooooo is building the leading mobility and connected-vehicle platform to give our customers easier access to valuable insights. Demonstrating Karooooo’s standing as a platform of choice, in Q1 2024 leading OEMs, BMW and Mercedes-Benz, partnered with us to give their customers access to our platform, seamlessly integrating their connected vehicle data. We are poised to leverage our extensive offerings to further develop the connected-vehicle ecosystem, and expect these partnerships to contribute to our results in the medium term.

Africa (excluding South Africa)

Cartrack’s number of subscribers in this region increased 8% to 73,150 by February 28, 2023 (February 28, 2022: 67,965). This translates to 37% growth in subscription revenue and 23% on a constant currency basis (a non-IFRS measure) in Q4 2023. This year, we were able to recoup income from customers impacted by Covid-19 that were not billed for an extended period, which bolstered revenue.

This region remains a positive cash generator and is strategic to Karooooo’s South African operations.

Significant operational reorganization, which we began in FY 2022, gained traction during the year. This yielded encouraging customer additions.

Events subsequent to the end of the Fourth Quarter 2023

In March 2023, for strategic reasons, the group acquired 76% of Cartrack Swaziland (Proprietary) Limited, from its existing franchisees for a purchase consideration of ZAR 9.1 million. We expect earnings for Cartrack Swaziland (Proprietary) Limited to be over ZAR2 million for FY 2024.

Dividend Policy

The Board recognizes the importance to the group of investment in achieving growth at scale, and endeavors to avoid swings in dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Dividend Declaration

Considering the strong earnings and free cash flow in FY 2023 and in accordance with the dividend policy set out above, an interim dividend of 85 U.S. cents per ordinary share, pertaining to the first quarter of Karooooo’s 2024 financial year, will be paid on July 3, 2023, to shareholders on record as at the close of business on June 23, 2023. Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD. The details with respect to the dividends declared for holders of our ordinary shares are as follows:

	NASDAQ	JSE
Declaration date	Monday, May 8, 2023	Tuesday, May 9, 2023
Finalization announcement, date of currency conversion and confirmation of record date	Thursday, June 8, 2023	Friday, June 9, 2023
Last date to trade cum dividend	Wednesday, June 21, 2023	Tuesday, June 20, 2023
Shares commence trading Ex-dividend	Thursday, June 22, 2023	Wednesday, June 21, 2023
Record date	Friday, June 23, 2023	Friday, June 23, 2023
Dividend payment date	Monday, July 3, 2023	Monday, July 3, 2023

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, June 21, 2023 and Friday, June 23, 2023, both dates inclusive, and transfers between the NASDAQ and South African register will not be permitted between Friday, June 9, 2023 and Friday June 23, 2023, both days inclusive.

A summary of the tax considerations applicable to South African shareholders will be included in the currency conversion and confirmation of record date announcement which is expected to be published on Friday, June 9, 2023.

Corruption, bribery and whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Tuesday, May 09, 2023 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/81229974883

Webinar ID: 812 2997 4883

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo, headquartered in Singapore, assists thousands of enterprise customers to digitally transform their on-the-ground operations. We are a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,700,000 connected vehicles and equipment.

The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk.

For Carzuka, our vast and growing cloud-based data assets, data contextualization, and machine learning capabilities facilitate the buying and selling of vehicles at a fair price on an efficient platform. It also offers visibility on vehicle performance and health, customer de-fleeting and customer profiling to understand market demand and enhance lead generation. High-quality leads, robust buying parameters and adaptability to market movements support healthy stock turnover rates and increased demand.

Leveraging Cartrack’s technology, subscriber base, distribution network, digital marketing capabilities and ability to execute, Carzuka is expected to achieve strong growth at scale, providing buyers and sellers with a large volume and variety of affordable used vehicles.

The integration of Karooooo Logistics’ technology stack into the Cartrack platform will enable our customers to manage and enhance their logistics capacity with ease. Cartrack customers will be able to augment their own fleet capacity using Cartrack’s API architecture for third-party courier and long-distance logistics, with crowd-sourced drivers doing last mile deliveries. This solution will be charged on a subscription-based model.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2023	2022	2023	2022
	(Rand Thousands)
Revenue	916,355	741,649	3,507,067	2,746,151
Cost of sales	(326,149)	(283,298)	(1,234,672)	(922,561)
Gross profit	590,206	458,351	2,272,395	1,823,590
Other income	1,819	24	9,828	1,841
Operating expenses	(354,860)	(309,774)	(1,400,308)	(1,126,306)
Sales and marketing	(109,153)	(79,968)	(431,140)	(333,259)
General and administration	(186,173)	(162,258)	(704,603)	(555,327)
Research and development	(45,294)	(42,912)	(177,024)	(149,238)
Expected Credit losses on financial assets	(14,240)	(24,636)	(87,541)	(88,482)
Operating profit	237,165	148,601	881,915	699,125
Initial public offering (“IPO”) costs	-	-	-	(10,288)
Finance income	9,109	2,227	23,255	6,083
Finance costs	(2,795)	(3,665)	(10,095)	(12,331)
Fair value changes to derivative assets	(971)	(506)	(971)	(506)
Profit before taxation	242,508	146,657	894,104	682,083
Taxation	(92,607)	(49,441)	(285,298)	(205,476)
Profit for the period	149,901	97,216	608,806	476,607

Profit attributable to:
Owners of the parent	145,522	96,329	597,153	449,953
Non-controlling interest	4,379	887	11,653	26,654
	149,901	97,216	608,806	476,607

Earnings per share
Basic and diluted earnings per share (ZAR)	4.70	3.11	19.29	15.24

Adjusted Earnings per share (a non-IFRS measure)
Adjusted Basic and diluted earnings per share (ZAR) (a non-IFRS measure)	4.70	3.61	19.29	16.10

KAROOOOO LTD.
RECONCILIATION OF PROFIT TO ADJUSTED PROFIT (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2023	2022	2023	2022
	(Rand Thousands)
Profit for the period	149,901	97,216	608,806	476,607
IPO costs	-	-	-	10,288
Capitalized commission assets written-off	-	15,301	-	15,301
Adjusted profit (a non-IFRS measure)	149,901	112,517	608,806	502,196

KAROOOOO LTD.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

	As of February 28, 2023	As of February 28, 2022
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment	1,591,814	1,390,659
Capitalized commission assets	287,054	231,537
Intangible assets	85,642	77,031
Goodwill	212,481	186,384
Loans to related parties	25,800	19,400
Long-term other receivables and prepayments	24,715	9,722
Non-current financial asset	388	1,359
Deferred tax assets	60,919	58,383
Total non-current assets	2,288,813	1,974,475
Current assets
Inventories	79,159	25,369
Trade and other receivables and prepayments	409,191	333,886
Income tax receivables	8,627	8,818
Other financial assets	-	15,305
Cash and cash equivalents	965,790	731,748
Total current assets	1,462,767	1,115,126
Total assets	3,751,580	3,089,601
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853
Capital reserve[1]	(3,582,568)	(3,587,640)
Common control reserve[2]	(2,709,236)	(2,709,236)
Foreign currency translation reserve	245,109	28,776
Retained earnings	1,564,809	1,276,523
Equity attributable to equity holders of parent	2,660,967	2,151,276
Non-controlling interest	30,908	22,905
Total equity	2,691,875	2,174,181
Liabilities
Non-current liabilities
Term loans	38,304	71,194
Lease liabilities	67,882	64,784
Deferred revenue	112,185	108,256
Deferred tax liabilities	51,894	47,063
Total non-current liabilities	270,265	291,297
Current liabilities
Term loans	21,643	18,156
Trade and other payables	374,047	281,866
Loans from related parties	607	2,134
Lease liabilities	52,845	47,294
Deferred revenue	283,682	218,148
Bank overdraft	40	13,722
Income tax payables	55,996	40,918
Provision for warranties	580	1,885
Total current liabilities	789,440	624,123
Total liabilities	1,059,705	915,420
Total equity and liabilities	3,751,580	3,089,601

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

KAROOOOO LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2023	2022	2023	2022
	(Rand Thousands)
Net cash flows from operating activities	280,877	181,550	1,126,663	931,706
Net cash flows utilized by investing activities	(181,815)	(114,938)	(615,810)	(658,217)
Net cash flows (utilized by)/from financing activities[1]	(25,314)	(105,560)	(426,426)	334,972
Net cash and cash equivalents movements for the period	73,748	(38,948)	84,427	608,461
Cash and cash equivalents as at the beginning of the period	819,017	798,687	718,026	76,098
Translation differences on cash and cash equivalents	72,985	(41,713)	163,297	33,467
Total cash and cash equivalents at the end of the period	965,750	718,026	965,750	718,026

KAROOOOO LTD.
RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2023	2022	2023	2022
	(Rand Thousands)
Net cash generated from operating activities	280,877	181,550	1,126,663	931,706
Less: purchase of property, plant and equipment	(167,800)	(108,001)	(579,656)	(552,634)
Free Cash Flow (a non-IFRS measure)	113,077	73,549	547,007	379,072

KAROOOOO LTD.
RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2023	2022	2023	2022
	(Rand Thousands)
Profit for the period	149,901	97,216	608,806	476,607
Taxation	92,607	49,441	285,298	205,476
Finance income	(9,109)	(2,227)	(23,255)	(6,083)
Finance costs	2,795	3,665	10,095	12,331
Fair value changes to derivative assets	971	506	971	506
Depreciation of property, plant and equipment and amortization of intangible assets	125,037	133,654	544,929	497,359
IPO costs	-	-	-	10,288
Capitalized commission assets written-off	-	15,301	-	15,301
Adjusted EBITDA (a non-IFRS measure)	362,202	297,556	1,426,844	1,211,785
Profit margin	16%	13%	17%	17%
Adjusted EBITDA margin (a non-IFRS measure)	40%	40%	41%	44%

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2023	2022	2023	2022
	(Rand Thousands)
Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	145,522	96,329	597,153	449,953
Adjust for:
IPO costs	-	-	-	10,288
Capitalized commission assets written-off	-	15,301	-	15,301
Adjusted profit attributable to ordinary shareholders (a non-IFRS measure)	145,522	111,630	597,153	475,542

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	30,951	29,528

Basic and diluted earnings per share	4.70	3.11	19.29	15.24

Adjusted basic and diluted earnings per share (a non-IFRS measure)	4.70	3.61	19.29	16.10

The inclusion of headline earnings per share (“HEPS”), a non-IFRS measure, in this announcement is a requirement of our inward listing on the JSE. Basic and diluted HEPS is calculated using profit attributable to ordinary shareholders which has been determined based on IFRS. Accordingly, this may differ from the headline earnings per share calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework.

Basic or diluted HEPS is calculated using profit attributable to shareholders adjusted for (gain)/loss on disposal of property, plant and equipment divided by the weighted average number of ordinary shares in issue.

We have provided a reconciliation between our profit attributable to shareholders used to calculate basic and diluted earnings per share and headline earnings used to calculate the HEPS and have included the weighted average number of shares in issue for the period.

KAROOOOO LTD.
RECONCILIATION OF BASIC AND DILUTED EARNINGS AND ADJUSTED EARNINGS TO HEADLINE EARNINGS PER SHARE

(A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended February 28,		Year Ended February 28,
	2023	2022	2023	2022
	(Rand Thousands)
Reconciliation between basic earnings to headline earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	145,522	96,329	597,153	449,953
Adjust for:
(Gain)/loss on disposal of property, plant and equipment	(168)	(313)	(4,954)	(1,150)
Tax effect on (gain)/loss on disposal of property, plant and equipment	36	87	1,376	322
Headline earnings (a non-IFRS measure)	145,390	96,103	593,575	449,125

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,951	30,951	30,951	29,528

Basic and diluted earnings per share	4.70	3.11	19.29	15.24

Basic and diluted headline earnings per share (a non-IFRS measure)	4.70	3.11	19.18	15.21

[Note: Standardize cell alignment.]

CONSTANT CURRENCY

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended February 28, 2023

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended February 28, 2022, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended February 28,
	2023	2022	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	794,470	670,715	18%
Conversion impact of other currencies	(14,235)	-
Subscription revenue on a constant currency basis	780,235	670,715	16%

TOTAL REVENUE

	Three Months Ended February 28,
	2023	2022	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	916,355	741,649	24%
Conversion impact of other currencies	(13,796)	-
Total revenue on a constant currency basis	902,559	741,649	22%

SUBSCRIPTION REVENUE

	Year Ended February 28,
	2023	2022	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	3,010,072	2,568,165	17%
Conversion impact of other currencies	(31,106)	-
Subscription revenue on a constant currency basis	2,978,966	2,568,165	16%

TOTAL REVENUE

	Year Ended February 28,
	2023	2022	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	3,507,067	2,746,151	28%
Conversion impact of other currencies	(31,034)	-
Total revenue on a constant currency basis	3,476,033	2,746,151	27%

DEFINITIONS

Adjusted Profit

Adjusted profit (a non-IFRS measure), is defined as, profit after tax defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022) and a once-off write-off of capitalized commission assets of ZAR15 million through profit and loss.

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of non-recurring operational expenses relating to IPO costs of ZAR36 million expensed (ZAR26 million in the fourth quarter of 2021 and ZAR10 million in the first quarter of 2022) and a once-off write-off of capitalized commission assets of ZAR15 million through profit and loss.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus once-off IPO costs, plus a once-off write-off of capitalized commission assets of ZAR15 million through profit and loss in FY 2022. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure), is useful in evaluating our operating performance. We believe that Free Cash Flow is a useful indicator of liquidity and the ability of the group to turn revenues into Free Cash Flow, respectively, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 40

The sum of revenue growth and operating margin for a period of 12-months sum to greater than 40.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime revenue of a Subscriber, cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the lifetime revenue of a subscriber by multiplying the ARPU with the expected contract life cycle months.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Important factors that could cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements are disclosed under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this announcement. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.